UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SOLAZYME, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

83415T 101

(CUSIP Number)

Daniel H. Miller The Roda Group 918 Parker Street Berkeley, California 94710 (510) 649-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XIV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,364,903
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,364,903
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,364,903
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 99,254
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 99,254
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,254
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XVII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,209,362
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,209,362
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,209,362
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.02%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XVIII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,429,331
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,429,331
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,429,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.07%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XIX, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,163,702
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,163,702
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,163,702
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.95%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP INVESTMENT FUND XX, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 606,468
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 606,468
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,468
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS THE RODA GROUP VENTURE DEVELOPMENT COMPANY, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,280
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,280
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,280
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS DANIEL H MILLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,224,588
	8.	SHARED VOTING POWER 10,893,900
	9.	SOLE DISPOSITIVE POWER 1,224,588
	10.	SHARED DISPOSITIVE POWER 10,893,300
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,117,888
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.29%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.83415T 101

1.	NAMES OF REPORTING PERSONS ROGER A STRAUCH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,845,095
	8.	SHARED VOTING POWER 10,893,300
	9.	SOLE DISPOSITIVE POWER 1,845,095
	10.	SHARED DISPOSITIVE POWER 10,893,300
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,738,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.33%
14.	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of Solazyme, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 225 Gateway Boulevard South San Francisco, California 94080.

Item 2. Identity and Background.

This Schedule 13D is being filed by each of the following Reporting Persons:

(i) The Roda Group Investment Fund XIV, LLC (“Roda XIV”), whose principal business is investments;

(ii) The Roda Group Investment Fund XV, LLC (“Roda XV”), whose principal business is investments;

(iii) The Roda Group Investment Fund XVII, LLC (“Roda XVII”), whose principal business is investments;

(iv) The Roda Group Investment Fund XVIII, LLC (“Roda XVIII”), whose principal business is investments;

(v) The Roda Group Investment Fund XIX, LLC (“Roda XIX”), whose principal business is investments;

(vi) The Roda Group Investment Fund XX, LLC (“Roda XX”), whose principal business is investments;

(vii) The Roda Group Venture Development Co., LLC (“Roda VDC”), whose principal business is investments;

(viii) Daniel H. Miller, who is a managing member of Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX, Roda XX and Roda VDC; and

(ix) Roger A Strauch, who is a managing member of Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX, Roda XX and Roda VDC.

The principal business address for the Reporting Persons is 918 Parker Street Berkeley, California 94710.

During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Both Daniel H. Miller and Roger Strauch are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares held each in various private placements prior to the Issuer’s initial public offering.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business. The Reporting Persons from time to time intend to review investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. At any time, additional Shares may be acquired or some or all of the Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Except as otherwise disclosed herein, the Reporting Persons currently have no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. Daniel H. Miller serves as a director of the Issuer. As a director, Mr. Miller may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, (i) Roda XIV directly owns 5,364,903 Shares, representing approximately 8.98% of the Shares outstanding, (ii) Roda XV owns 99,254 Shares, representing approximately 0.17% of the Shares outstanding, (iii) Roda XVII owns 1,209,362 Shares, representing approximately 2.02% of the Shares outstanding, (iv) Roda XVIII owns 2,429,331 Shares, representing approximately 4.07% of Shares outstanding, (v) Roda XIX owns 1,163,702 Shares, representing approximately 1.95% of the Shares outstanding, (vi) Roda XX owns 606,468 Shares, representing approximately 1.02% of the Shares outstanding, and (vii) Roda VDC owns 20,280 Shares, representing approximately 0.03% of the Shares outstanding (collectively, the “Roda Shares”).

Daniel H. Miller, in his capacity as managing member, may be deemed to have indirect beneficial ownership of the Roda Shares. In addition, Mr. Miller may be deemed to have indirect beneficial ownership of 1,166,588 Shares, representing 1.95% of the Shares outstanding, held by the Daniel H. Miller Revocable Trust. Mr. Miller directly owns 58,000 Shares, representing 0.10% of the Shares outstanding.

Roger Strauch, in his capacity as managing member, may be deemed to have indirect beneficial ownership of the Roda Shares. In addition, Mr. Strauch may be deemed to have indirect beneficial ownership of (i) 477,147 Shares, representing 0.80% of the Shares outstanding, held by the The Strauch Kulhanjian 2007 Irrevocable Children’s Trust, (ii) 856,807 Shares, representing 1.43% of the Shares outstanding, held by The Strauch Kulhanjian 2007 Irrevocable Family Trust (iii) 68,316 Shares, representing 0.11% of the Shares outstanding, held by The DCM Educational Trust, (iv) 49,525 Shares, representing 0.08% of the Shares outstanding, held by The Emmeline Maeve McPherson Miller Trust, and (v) 49,525 Shares, representing 0.11% of the Shares outstanding, held by The Cooper Odgen Miller Trust. Mr. Strauch directly owns 343,775 Shares, representing 0.58% of the Shares outstanding.

(b) With respect to the Shares reported herein, each of Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX, Roda XX and Roda VDC may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which such Reporting Person may be deemed to beneficially own as set forth above.

With respect to the Shares reported herein, Daniel H. Miller may be deemed to have shared voting and dispositive power to direct the vote and disposition of the Roda Shares. Mr. Miller may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which such Reporting Person may be deemed to have indirect beneficial ownership as set forth above. Mr. Miller has sole voting and dispositive power to direct the vote and disposition of the Shares that Mr. Miller holds directly.

With respect to the Shares reported herein, Roger A. Strauch may be deemed to have shared voting and dispositive power to direct the vote and disposition of the Roda Shares. Mr. Miller may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which such Reporting Person may be deemed to have indirect beneficial ownership as set forth above. Mr. Strauch has sole voting and dispositive power to direct the vote and disposition of the Shares that Mr. Strauch holds directly.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Share referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

2

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, the Reporting Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, other than a standard form of lockup agreement with the underwriters of the Issuer’s initial public offering.

Item 7. Material to be Filed as Exhibits.

None.

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

THE RODA GROUP INVESTMENT FUND XIV LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XV, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XVII, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XVIII, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XIX, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XX, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP VENTURE DEVELOPMENT COMPANY, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

/s/ Daniel H. Miller
Daniel H. Miller

/s/ Roger A. Strauch
Roger A. Strauch

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

THE RODA GROUP INVESTMENT FUND XIV LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XV, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XVII, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XVIII, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XIX, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XX, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP VENTURE DEVELOPMENT COMPANY, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

/s/ Daniel H. Miller
Daniel H. Miller

/s/ Roger A. Strauch
Roger A. Strauch